UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Lehigh Gas Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

524814 100

(CUSIP Number)

Richard A. Silfen

Duane Morris LLP

30 S. 17th Street

Philadelphia, Pennsylvania  19103

(215) 979-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 524814 100

1.	Names of Reporting Persons. Joseph V. Topper, Jr.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 536,245*

	8.	Shared Voting Power 0**

	9.	Sole Dispositive Power 536,245*

	10.	Shared Dispositive Power 0**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 536,245*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%***

14.	Type of Reporting Person IN, HC

*              Does not include 6,624,379 subordinated units representing limited partner interests in Lehigh Gas Partners LP.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP, which is incorporated herein by reference to Exhibit 3.1 to the Lehigh Gas Partners LP’s Current Report on Form 8-K (File No. 001-35711) filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2012.

**           Does not include 68,909 subordinated units representing limited partner interests in Lehigh Gas Partners LP held by Maureen Topper, Mr. Topper’s wife, that Mr. Topper may be deemed to beneficially own.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP, which is incorporated herein by reference to Exhibit 3.1 to the Lehigh Gas Partners LP’s Current Report on Form 8-K (File No. 001-35711) filed with the Commission on October 30, 2012.

***         Based on a total of 7,526,044 common units outstanding as of the date hereof.

CUSIP No. 524814 100

1.	Names of Reporting Persons. Energy Realty Partners, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 509,178*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 509,178*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 509,178*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%**

14.	Type of Reporting Person CO

*              Does not include 1,301,843 subordinated units representing limited partner interests in Lehigh Gas Partners LP.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP, which is incorporated herein by reference to Exhibit 3.1 to the Lehigh Gas Partners LP’s Current Report on Form 8-K (File No. 001-35711) filed with the Commission on October 30, 2012.

**           Based on a total of 7,526,044 common units outstanding as of the date hereof.

CUSIP No. 524814 100

SCHEDULE 13D/A

(Amendment No. 1)

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission on November 9, 2012 and relates to the beneficial ownership by Joseph V. Topper, Jr. and Energy Realty Partners, LLC (together, the “Reporting Persons”) of common units representing limited partner interests (“Common Units”) of Lehigh Gas Partners LP, a Delaware limited Partnership (the “Partnership”).  This Amendment is being filed to disclose the change in the Reporting Persons’ beneficial ownership of Common Units resulting from the distribution of 88,755 Common Units by Energy Realty Partners, LLC to one of its members.

The Reporting Persons are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership by one or more of the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 7,526,044 Units issued and outstanding as of the date hereof) are as follows:

Mr. Topper

(a)	Amount beneficially owned: 536,245 Common Units	Percentage: 7.1%
(b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 536,245 Common Units
	ii.	Shared power to vote or to direct the vote: 0 Common Units
	iii.	Sole power to dispose or to direct the disposition of: 536,245 Common Units
	iv.	Shared power to dispose or to direct the disposition of: 0 Common Units

Energy Realty

(a)	Amount beneficially owned: 509,178 Common Units	Percentage: 6.8%
(b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 509,178 Common Units
	ii.	Shared power to vote or to direct the vote: 0 Common Units
	iii.	Sole power to dispose or to direct the disposition of: 509,178 Common Units
	iv.	Shared power to dispose or to direct the disposition of: 0 Common Units

(c) On December 31, 2012, Energy Realty Partners, LLC transferred 88,755 Common Units to one of its members in exchange for all of such member’s membership interests in Energy Realty Partners, LLC.  Other than this transaction, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 524814 100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2013	/s/ Joseph V. Topper, Jr.
Joseph V. Topper, Jr.

ENERGY REALTY PARTNERS, LLC

	By:	/s/ Joseph V. Topper, Jr.
	Name:	Joseph V. Topper, Jr.
	Title:	Sole Manager